Home Office:
Harrison, NY
Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, IA 52499

March 27, 2013

Ms. Ashley Vroman-Lee

Senior Counsel – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Financial Life Insurance Company
Vanguard Variable Annuity
TFLIC Separate Account B
Post-Effective Amendment No. 25 to Form N-4 Registration Statement (File No. 333-65151)

Dear Ms. Vroman-Lee:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for TFLIC Separate Account B of Transamerica Financial Life Insurance Company (“TFLIC” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

1. Summary, Page 4. Please remove the references to newspapers and financial and other magazines in the following sentence: “Other sources such as vanguard.com or newspapers and financial and other magazines provide more current information.

Response: The disclosure has been revised as requested. (See page 4)

2. Death Benefit Section, Page 4. The “Death Benefit” appears in bold on page 4 but is not defined in the cross reference to definitions. Please correct.

Response: The disclosure has been revised as requested. (See page 4)

3. Death Benefit, Page 5. Please clarify whether the optional death benefit is “subject to market risk until all beneficiaries have made claims.” The current disclosure only states that death benefit is subject to market risk. Does it apply to the optional death benefit as well as the death benefit?

Response: The disclosure has been revised as requested. (See page 5)

4. Fee Table, Page 7. Please include footnote 4 for each M&E charge line item.

Response: The disclosure has been revised as requested. (See pages 6 & 7)

5. Annual Fund Operating Expenses: page 8. Please remove footnote 1 as it would be not be permitted under Item 3 of form N1A.

Home Office:
Harrison, NY
Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, IA 52499

Response: We have been advised that Fund companies have been permitted to include footnotes to the Annual Fund Operating Expense table, even though Item 3 does not specifically allow for them, when such footnotes are deemed material to a potential investor understanding the impact of expenses. Accordingly, we respectfully submit that footnote one should remain as it cautions an investor regarding the expenses of the Money Market Portfolio.

6. Annual Fund Operating Expenses: page 8. Please consider revising the third sentence of the third footnote as acquired fund fees and expenses is reflected in NAV.

Response: We have been advised that AFFE “is not used to calculate NAV” and other fund companies include the same disclosure in their registration statements. Accordingly, we respectfully submit that the disclosure should remain as written.

7. Expense – Summary of Costs of Investing, Page 21, Please indicate that the GLWB Rider fee listed is the current fee. This comment applies throughout the prospectus, also on page 21.

Response: The disclosure has been updated as requested. (See pages 21 and 22)

8. Federal Estate, Gift and Generation Skipping Transfer Taxes, Page 26. Please update to provide current limits and updated information.

Response: The disclosure has been updated as requested. (See page 27)

9. Adjusted Partial Withdrawal, Page 30. Please revise the section for clarity.

Response: The disclosure has been updated as requested. (See page 30)

10. GLWB Rider Base Benefit, Page 32. Please clarify the difference between cash withdrawals or benefit payments. If they are the same, please consider using one term.

Response: The disclosure has been updated as requested. (See page 32)

11. GLWB Rider, Page 32. Second to last bullet under the section “Please note”, please explain whether the purchaser will be given notice when transferring designated investments to non-designated investments.

Response: Many of the service forms used when a purchaser transfers from one investment to another advise the effect of transferring from a designated investment to a non-designated investment as does the prospectus. No additional notice is otherwise provided.

GENERAL COMMENTS:

12. Material Information. Please note that the filing has missing material information. Please note that all material information will be filed in the next submission.

Home Office:
Harrison, NY
Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, IA 52499

Response: The required financial statements, exhibits and material information will be filed in the next submission.

13. Please provide the required Tandy Representation prior to the effective date of the next post effective amendment.

Response: Tandy Representation – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge the Tandy Representation as noted above.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel – Transamerica Capital Management
Transamerica Financial Life Insurance Company